

SECURITI 07001390 ON



RECEIVED
FEB 15 2007
PROCESSING
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Keating Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1050
(No. and Street)

Greenwood Village	**CO**	**80111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Keating **(720) 889-0132**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Timothy J. Keating**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Keating Securities, LLC**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELISSA D. SALINAS
NOTARY
PUBLIC
STATE OF COLORADO

Signature

President

Title

MY COMMISSION EXPIRES 4/1/2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 15 2007
WASH. D.C.
186
SECTION

KEATING SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

KEATING SECURITIES, LLC

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Managing Member of
Keating Securities, LLC

We have audited the accompanying statement of financial condition of Keating Securities, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keating Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 1, 2007

KEATING SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	573,045
Due from clearing broker		656,932
Deposit with clearing broker		25,000
Securities owned, at market value		101,417
Furniture and equipment, net of accumulated depreciation of $39,297		22,289
Other assets		31,705
	$	1,410,388

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	92,776
Accounts payable		8,876
Accrued expenses and other liabilities		55,213
Total liabilities		156,865
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBER'S EQUITY		1,253,523
	$	1,410,388

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Investment banking and capital raising income	$	3,271,606
Financial advisory income		1,806,338
Market making, proprietary trading and commission income		330,314
Interest income		5,815
Total revenue		5,414,073
EXPENSES:		
Commissions		2,067,632
Employee compensation and benefits		1,591,494
Legal and professional		420,381
General and administrative		257,111
Travel and entertainment		162,323
Occupancy and equipment costs		85,696
Marketing and promotion		48,886
Clearing charges		32,321
Total expenses		4,665,844
NET INCOME	**$**	**748,229**

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

MEMBER'S EQUITY, December 31, 2005	$ 1,575,352
Distributions	(1,070,058)
Net income	748,229
MEMBER'S EQUITY, December 31, 2006	**$ 1,253,523**

The accompanying notes are an integral part of this statement.

KEATING SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 748,229
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	24,977
Bad debt expense	32,528
Changes in operating assets and liabilities:	
Increase in due from broker	(15,124)
Decrease in securities	125,213
Increase in other assets	(1,740)
Decrease in accounts payable	(1,772)
Decrease in short securities	(38,991)
Decrease in accrued expenses	(2,797)
Increase in due to broker	92,776
Net cash provided by operating activities	963,299
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(11,316)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Distributions to members	(1,070,058)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(118,075)
CASH AND CASH EQUIVALENTS, at beginning of year	691,120
CASH AND CASH EQUIVALENTS, at end of year	**$ 573,045**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Keating Securities, LLC (the "Company") is a Delaware limited liability company, organized in 2003 to engage in proprietary equity transactions, private placements of securities, best efforts underwriting and market-making in a maximum of 50 securities for inter-dealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Effective June 30, 2006, Keating Investments, LLC (the "Managing Member"), an investment advisor registered with the Securities and Exchange Commission, became a 100% owner of the Company.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. Cash equivalents consist exclusively of money market instruments.

Revenue Recognition

The Company primarily derives its revenues from i) investment banking and capital raising activities, ii) financial advisory services associated with reverse mergers, iii) market making and proprietary trading, and iv) institutional and retail brokerage services. Revenue associated with investing banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided. Revenue associated with reverse merger advisory services is recognized when earned in accordance with the applicable advisory agreements. Revenue associated with proprietary transactions and the related commissions and expenses is recognized on a trade-date basis.

The Company anticipates that it will no longer derive significant revenue from providing financial advisory services associated with reverse mergers beginning in 2007 at which time the Managing Member will assume responsibility for providing these services.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities sold short that are free trading and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales prices as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Restricted securities are securities subject to SEC Rule 144 or other holding period restrictions, and cannot be sold without prior registration under the Securities Act of 1933. These securities are valued as if they were marketable securities with liquidity discounts determined by the Managing Member.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

Income Taxes

The Company is recognized as a Partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and equivalents, receivables, amounts due from clearing broker, other assets, payables, accrued expenses, and amounts due to clearing broker are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $1,145,769 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.06 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable operating lease from an unrelated party for office space expiring December 31, 2012. The aggregate minimum future payments under these leases are payable as follows:

Year	Amount
2007	$ 39,069
2008	40,235
2009	42,180
2010	42,762
2011	43,540
Thereafter	44,318
	$ 252,104

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses. Rent expense charged to operations amounted to approximately $48,467 for the year ended December 31, 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

Keating Reverse Merger Fund, LLC ("KRMF"), an entity in which Keating Investments, LLC is the managing member, participates and invests in certain companies to which the Company provides investment banking and other related services. The Company entered into three separate sales transactions with KRMF. Under the various sales agreements, the Company sold stock and warrants for approximately $68,000 to this related party. The stock and warrants were sold for approximately the fair market value on the date of sale.

In January 2007, the Company distributed approximately $450,000 in cash to its Managing Member.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2006.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's cash and cash equivalents are maintained at a single financial institution in amounts that exceed the federally insured limit of $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area. At December 31, 2006, the Company had $483,055 in excess of this requirement which is subject to loss should the bank cease operations.

SUPPLEMENTARY INFORMATION

KEATING SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
DECEMBER 31, 2006

CREDIT:	
Member's equity	$ 1,253,523
DEBITS:	
Deposit with clearing broker	25,000
Property and equity, net of accumulated depreciation	22,289
Blockage charges	15,938
Other assets	31,705
Total debits	94,932
Net capital before haircuts on securities positions	1,158,591
Haircuts on securities positions	12,822
NET CAPITAL	1,145,769
Minimum requirements of 6-2/3% of aggregate indebtedness of $64,089 or $100,000, whichever is greater	100,000
Excess net capital	**$ 1,045,769**
AGGREGATE INDEBTEDNESS:	
Due to broker	$ 92,776
Accounts payable	8,876
Accrued expenses and other liabilities	55,213
Less: liabilities adequately secured by assets	(92,776)
	$ 64,089
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.06 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See the accompanying independent auditors' report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Managing Member of
Keating Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Keating Securities, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Keating Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Keating Securities, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that Keating Securities, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 1, 2007

END